
F O R M 3                           U.S. Securities and Exchange Commission             OMB Approval
                                            Washington, D.C.  20549                     OMB Number                3235-0104
                                                                                        Expires:         September 30, 1998
                                                                                        Estimated ave.burden
                                                                                        hours per response .............0.5
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

                                  INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF
                          SECURITIES  Filed  pursuant  to  Section  16(a) of the
                          Securities Exchange Act of 1934,
                             Section17(a) of the Public Utility  Holding Company
                                    Act  of  1935  or   Section   30(f)  of  the
                                    Investment Company Act of 1940
--------------------------------------------------------------------------------------------------------
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

1.   Name and Address of Reporting Person       2.  Date of Event Requiring       3. IRS or Soc.Sec.No.
                                                    Statement (Month/Day/Yr)         of Reporting Person
         Williams     Roy         G.                                                          (Voluntary)
                                                              05/17/2000(5)
     _____________________________________           _______________________        __________________
         (Last)      (First)     (Middle)

         Birkett House, 27 Albemere Street
     _____________________________________       4. Issuer Name and Ticker or Trading
                    (Street)                        Symbol

                                                      Authoriszor Inc. (AUOR)

         London England   W1X 4LQ
     _____________________________________           _______________________________________________
         (City)      (State)   (ZIP)

5.   Relationship of Reporting Person to Issuer      6.   If Amendment, Date of Original
     (Check all applicable)
       __________ Director   ___X____  10% Owner          ____________________________________
       __________ Officer    ________  Other                          (Month/Day/Year)

     (give title below)    (specify below)           7. Individual or Joint/Group Filing
                                                        (Check Applicable Line)

                                                            _X_ Form filed by one Reporting Person
                                                        ___ Form filed by more than one Reporting Person

(1)Upon filing of Form 8-A.

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

* If the Form is filed by more than one Reporting
  Person, see Instruction 5(b)(v)
------------------------------------------------------------------------------------------------------------
             Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------
1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)


     ----------------------------         ----------------          ----------------        ---------------------
     Common Stock                            478,000                       D
     ----------------------------         ----------------          ----------------        ---------------------
     Common Stock                          1,496,842                       I                   (1)(2)(3)(4)
     ----------------------------         ----------------          ----------------        ---------------------

     ----------------------------         ----------------          ----------------        ---------------------

     ----------------------------         ----------------          ----------------        ---------------------

     ----------------------------         ----------------          ----------------        ---------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

(1)  Zalcany Limited, a United Kingdom limited corporation, owns 655,334 shares of Common Stock and is the wholly owned subsidiary of another United Kingdom limited corporation that is 50% owned and controlled by the Reporting
     Person.  Because the Reporting Person owns only 50% of the shares of Common Stock held by Zalcany Limited, the
     Reporting Person disclaims beneficial ownership of 327,667 shares of Common Stock.
(2)  Mustardseed Estates Limited, a United Kingdom limited corporation ("Mustardseed"), owns 290,000 shares of Common
     Stock.  Mustardseed has issued an outstanding 10,000 preferred shares, all of which are owned by the Reporting
     Person and each of which are entitled to one vote per share and have a value of 1 pound per share.  Mustardseed also has issued an outstanding 100 ordinary shares, which are held equally by the Reporting Person's five children, and each share of which is entitled to one vote per share and each share of which has a value of 15,000 pounds.
     Because two of the Reporting Person's five children are non-minors who do not live in the same household with the
     Reporting Person, the Reporting Person disclaims beneficial ownership of 39.74% of the shares of Common Stock held by Mustardseed.  Therefore, the Reporting Person disclaims beneficial ownership of 115,246 shares of Common Stock.
(3)  The Reporting Person holds 67,500 shares of Common Stock in a pension fund of which the Reporting Person is the sole beneficiary and is one of the two trustees.
(4)  The Reporting Person is a potential beneficiary of a trust created under the laws of the Isle of Man, which owns
     484,008 shares of Common Stock.  The Reporting Person disclaims beneficial ownership of these shares of Common Stock.
(5)  Upon filing of Form 8-A.

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                                                                          Page 1

FORM 3 (continued)
Page 2

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

------------------------------------------------------------------------------------------------------------
               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------
1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)

                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------


4.  Conversion or Exercise          5.  Ownership Form of                       6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                        Ownership
    Security                            Direct (D) or Indirect (I)                  (Instr. 5)
     (Instr. 4)                         (Instr. 5)

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

Explanation of Responses:




                                /s/ Roy G. Williams                  5/16/00
                               ---------------------------------     -----------
                                **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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